Mercantil Commercebank Investment Services, Inc. Exemption Report

Mercantil Commercebank Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Mercantil Commercebank Investment Services

I, Raphael Vina, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.



By: _____

Title: Financial and Operations Principal

February 29, 2016